Balcony Solar for America

Regulation Crowdfunding Form C

Offering Statement

Bright Saver, Inc.

Type of Security: Fixed-Interest Promissory Note (Inventory Financing)

Investors will acquire pro rata participation interests in a single promissory note issued by the Issuer and will not hold separate promissory notes.

Target Offering Amount: $150,000

Maximum Offering Amount: $300,000

Payment Terms: Interest accrues from the Funding Date; initial stub interest is payable on the Conversion Date; thereafter, quarterly interest payments are due in arrears; principal is due at maturity.

Interest Rate: 9.50% per annum (fixed)

Projected Funding Date: December 16, 2026, subject to the actual Closing and escrow release timing.

Term: The scheduled twenty-four (24) month term begins on January 1, 2027, the Conversion Date, and ends on January 1, 2029. Interest accrues from the Funding Date through December 31, 2026 during the Initial Stub Period, but the Initial Stub Period is not part of the scheduled twenty-four (24) month term.

Maturity / Final Payment Date: January 1, 2029, subject to the actual Funding Date, Conversion Date, and the terms of the Note.

Minimum Investment: $10

Incremental Investment Amounts: $1

Table of Contents

Disclosures

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. Investments made pursuant to Regulation Crowdfunding are subject to limitations on resale and may only be transferred under limited circumstances as permitted by applicable law.

Investors will acquire pro rata participation interests in a single promissory note issued by the Issuer and will not hold separate promissory notes. The Offering will be consummated in a single Closing, and all Investors will have the same Funding Date, Conversion Date, and Maturity / Final Payment Date. Interest will accrue from the Funding Date, including during the Initial Stub Period preceding the Conversion Date. The Initial Stub Period is not part of the scheduled twenty-four (24) month term, which begins on the Conversion Date.

Payments to Investors may be delayed, reduced, or restricted because payment obligations remain subject to the payment priorities, reserve requirements, collateral-support provisions, and other terms described in this Form C and the related exhibits. The Payment Reserve Account constitutes contractual credit support for the Securities, but, unless expressly stated otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not confirmed the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of this Form C or the exhibits attached hereto.

These Securities are offered pursuant to an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This Form C contains forward-looking statements and information relating to, among other things, the Issuer, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Issuer's management. When used in this Form C, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Issuer's actual results to differ materially from those contained in the forward-looking statements.

Statements regarding repayment timing and loan performance assume that the Issuer will maintain the required Payment Reserve Account, preserve and account for financed inventory and identifiable proceeds, comply with applicable payment priorities, and satisfy its other obligations under the Securities and the Offering. Actual results may differ if the Issuer fails to maintain required reserves, if inventory sales or collections are delayed or reduced, if available cash is insufficient, if proceeds are not identifiable or available for repayment, or if payments are deferred, reduced, or restricted. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Issuer undertakes no obligation to publicly update or revise any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in expectations.

Investors may have limited voting rights or other rights and should not expect to be able to resell their securities or to have access to liquidity prior to maturity or other resolution of the Securities. There is no public market for these securities, and no such market is expected to develop. Investments in crowdfunding offerings are speculative, illiquid, and involve substantial risk, including the possible loss of the entire amount invested. Investors must read the entire Form C and all exhibits before investing.

Investors should also note that funds released in error or in violation of applicable Regulation Crowdfunding requirements, including where required Investor cancellation rights are not properly honored, may be required to be returned. If any portion of the Offering proceeds is determined to have been released improperly, the Issuer may be obligated to return those funds to an escrow, custody, or administrative account designated in accordance with Regulation Crowdfunding, the escrow arrangements, the Offering Documents, or the applicable financial institution's instructions. Any such repayment obligation will be governed by applicable law and the Offering Documents and may survive repayment or termination of the Note.

Updates

Updates regarding the Offering, including funding progress, Offering status, and any material developments or changes, will be posted on the Offering Page on the Climatize platform at https://climatize.earth (the "Offering Page") or any successor offering page maintained for this Offering and, where required by applicable law, communicated to Investors by electronic notice. Such updates may include notice that the Target Offering Amount has been met, notice of any anticipated early Closing date or revised Offering deadline, notice of any material change to the Offering, and other updates required under Regulation Crowdfunding.

In the event of a material change to the Offering prior to Closing, the Issuer will amend this Form C as required by applicable law, and Investors will be provided any required notice and opportunity to reconfirm their investment commitment within the applicable period. If an Investor does not reconfirm as required following a material change, that Investor's commitment will be cancelled, and the committed funds will be returned in accordance with applicable law.

About this Form C

This Offering is being conducted through Climatize Earth Securities LLC ("Climatize"), in its capacity as a registered funding portal intermediary. Information about the Issuer is provided in this Form C and on the offering page maintained by Climatize for this Offering (the "Offering Page"). Material documents relating to the Offering are attached to this Form C or otherwise made available through the Offering Page. To the extent expressly stated in this Form C, such documents are incorporated by reference and may be amended or updated in accordance with applicable law.

In addition to its role as intermediary, Climatize may perform limited ministerial, platform, communication, recordkeeping, or payment-coordination functions to the extent described in this Form C and the related exhibits. Climatize does not act as an investment adviser, fiduciary, administrative agent, payment administrator, collateral agent, enforcement agent, collection agent, servicer, verifier, monitor, discretionary creditor representative, or noteholder representative.

Investors should rely only on the information contained in this Form C and the attached exhibits when considering an investment. The Issuer has not authorized any person to provide any information or make any representation other than as contained in this Form C and the attached exhibits. The offer to sell and solicitation of offers to buy the Securities are being made only in jurisdictions where such offers and sales are legally permitted.

The information contained in this Form C is believed to be accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery or any subsequent sale of Securities. The Issuer's business, financial condition, results of operations, and prospects may have changed since that date. Statements contained in this Form C regarding the contents of any agreement or other document are summaries only and may not be complete. Such statements are qualified in their entirety by reference to the full text of the applicable agreements and documents attached as exhibits or otherwise made available as part of this Offering. In the event of an inconsistency regarding the economic or payment terms of the Securities, the Form C, the Promissory Note, and the related exhibits will control in accordance with their respective terms and applicable law.

Upon purchase of Securities in this Offering, Investors will be bound by the terms of the Securities and the other agreements applicable to the Offering, including provisions relating to payment mechanics, reserve requirements, amendment procedures, collateral-support provisions, identifiable proceeds, guaranty rights, and any applicable subordination or account arrangements, in each case as expressly described in this Form C and the attached or incorporated exhibits. The Payment Reserve Account constitutes contractual credit support for the Securities, but, unless expressly stated otherwise in this Form C and the attached exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment. Any collateral or proceeds rights are limited to the rights expressly described in the Promissory Note, this Form C, and the related exhibits.

The Issuer will provide Investors the opportunity to ask questions of and receive answers from the Issuer's management concerning the terms and conditions of the Offering, the Issuer, and other relevant matters, and to obtain any additional information to the extent required by applicable law before the sale of Securities is consummated. Prospective Investors should review this Form C and all attached or incorporated exhibits in their entirety and should conduct their own independent evaluation of the Issuer and the Offering. The statements of the Issuer contained herein are based on information believed by the Issuer to be reliable; however, no representation or warranty is made as to the accuracy or completeness of such information or that circumstances have not changed since the date of this Form C.

The Issuer does not undertake to update or otherwise revise this Form C or other materials supplied here except as required by applicable law, including Regulation Crowdfunding. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted solely in connection with the Offering described herein and may not be reproduced or used for any other purpose except as permitted by law. Restrictions on transferability and resale are described elsewhere in this Form C.

Capitalized terms used but not otherwise defined in this Form C shall have the meanings assigned to them in Regulation Crowdfunding or in the attached or expressly incorporated exhibits, as applicable.

Attestations

Eligibility for Filing Form C

Bright Saver, Inc., a Delaware nonstock nonprofit corporation registered to do business in California as an out-of-state nonprofit, with its principal place of business at 2150 Livingston Street, Oakland, California 94606 and its website at https://www.brightsaver.org/, hereby certifies, represents, and attests that the following statements are true and correct in all material respects in connection with this Offering:

1. The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940 and is not otherwise ineligible to rely on Regulation Crowdfunding on that basis.
4. The Issuer is not ineligible to rely on the exemption under Section 4(a)(6) of the Securities Act of 1933 as a result of any disqualification specified in Rule 503(a) of Regulation Crowdfunding.
5. The Issuer previously conducted a Regulation Crowdfunding offering and has filed the annual report required for that offering. Any late filing or prior reporting matter is disclosed elsewhere in this Form C, as applicable.
6. The Issuer is not a development stage company that either (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
7. The Issuer is not otherwise disqualified from relying on Regulation Crowdfunding or prohibited from conducting this Offering under applicable federal securities laws.

Issuer Attestation Regarding Form C

The Issuer certifies and attests that, to the best of its knowledge after reasonable inquiry, the information contained in this Form C and the attached exhibits is true, accurate, and complete in all material respects as of the date of this attestation and does not omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

The Issuer acknowledges that Climatize Earth Securities LLC serves as the registered funding portal intermediary for this Offering and may perform only those limited ministerial, platform, communication, recordkeeping, payment-coordination, or similar functions expressly described in this Form C and the attached exhibits and permitted by applicable law.

This attestation is made with the understanding that it may be relied upon by Climatize and other relevant parties for legal, regulatory, compliance, and administrative purposes in connection with this Offering. The Issuer understands the legal and binding nature of this attestation and acknowledges that any false statement, material misstatement, or material omission may result in legal consequences under applicable law.

Pursuant to Section 4(a)(6) and Section 4A of the Securities Act of 1933, as amended, and Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it satisfies the applicable requirements for filing this Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Bright Saver, Inc.

By: Rupert Mayer
Name: Rupert Mayer, Treasurer and Secretary
Date: September 17, 2026

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

Bright Saver, Inc. (the "Issuer") is a Delaware nonstock nonprofit corporation that supports broader access to clean-energy technology through plug-in balcony solar kits and related consumer energy products. Bright Saver makes balcony solar kits available to members at documented cost, which may include documented product, fulfillment, logistics, platform, and related operating costs, rather than through a traditional product-markup model.

The Issuer is seeking to finance inventory and related working-capital needs for its Balcony Solar for America campaign. The Offering is intended to provide capital for the purchase, import, storage, fulfillment, and replacement of plug-in balcony solar inventory and related components, including solar panels, microinverters, cables, connectors, mounting hardware, firmware, instructions, logistics, and other related costs described in this Form C.

Bright Saver and the broader plug-in solar market have received national and industry media coverage as plug-in balcony solar has moved from an emerging European model toward early U.S. adoption. Media coverage and public profiles have included reporting or profiles by The New York Times, The Washington Post, Canary Media, and UC Berkeley Haas regarding plug-in solar adoption, Bright Saver's nonprofit model, its at-cost or documented-cost kit model, and consumer interest in lower-cost solar access.

Media coverage does not guarantee demand for Bright Saver's products, successful execution of the Offering, repayment of the Securities, regulatory approval in any jurisdiction, customer savings, environmental benefits, or future financial performance. Investors should not place undue reliance on media coverage or public interest in plug-in solar when making an investment decision.

Bright Saver's ability to repay Investors depends on successful inventory procurement, timely delivery, member demand, sales and collections from financed inventory, maintenance of required reserves, and compliance with the terms of the Promissory Note and related Offering Documents. The Offering is not a donation, membership payment, or purchase of Bright Saver products. Investors will acquire Securities as described in this Form C.

Ownership and Transaction Structure

Bright Saver is not issuing equity in this Offering. Investors in this Offering will acquire pro rata participation interests in a single fixed-interest promissory note issued by the Issuer. Investors will be creditors of Bright Saver, Inc. and will not acquire ownership, membership, governance, voting, charitable, donor, product-purchase, or customer rights solely by reason of their investment in this Offering.

The Securities are intended to support inventory financing for the Balcony Solar for America campaign. The Promissory Note is expected to be contractually supported by the financed inventory and identifiable and traceable proceeds as described in this Form C and the related exhibits, together with a limited guaranty from Kevin Chou in an amount equal to the lesser of one-third (1/3) of original funded principal and $100,000. Unless the final Offering Documents establish a secured-party, filing, perfection, and noteholder-benefit structure and authorize a UCC-1 filing, no UCC-1 financing statement is expected to be filed at issuance, and Investors should not assume that they have a perfected security interest in the financed inventory or proceeds.

The Issuer remains responsible for product procurement, sales, inventory controls, customer communications, operating decisions, regulatory compliance, reporting, payment obligations, and all other issuer obligations. Climatize serves as the Regulation Crowdfunding intermediary and does not act as administrative agent, collateral agent, servicer, payment administrator, enforcement agent, collection agent, fiduciary, or noteholder representative except to the limited extent expressly stated in this Form C and permitted by applicable law.

Inventory Financing and Operating Model

The Issuer's operating model is to aggregate member demand for plug-in balcony solar kits, purchase inventory in container quantities, and sell completed kits to members at documented cost. Bright Saver states that its organization is funded by annual membership payments and philanthropy rather than product markup. The Offering is intended to provide working capital for supplier deposits, inventory purchases, freight, customs, storage, fulfillment, and related costs associated with the Balcony Solar for America campaign.

The Issuer's business depends on the continued ability to source, import, market, sell, and fulfill plug-in balcony solar kits and related components. Product availability, supplier performance, import timing, shipping costs, customs

processing, inventory controls, member demand, legal and regulatory requirements, and customer-payment timing may affect the Issuer's ability to generate collections available for repayment.

The financed inventory may include solar panels, microinverters, cables, connectors, mounting hardware, firmware, installation instructions, and approved replacement components. The Issuer's ability to sell and fulfill kits may depend on product certifications, utility rules, state and local installation requirements, customer disclosures, and product-compliance matters described elsewhere in this Form C.

The Issuer may rely on supplier relationships, purchase orders, product certifications, import documentation, insurance, inventory controls, customer demand, and operating processes to support the Balcony Solar for America campaign. None of these matters guarantees that the Issuer will be able to purchase, import, sell, fulfill, or collect proceeds from financed inventory on the timing or at the levels projected.

The Offering is intended to bridge the time between inventory purchase commitments and member sales or collections. Supplier deposits may be due at order, additional payments may be due before shipment, and the cycle from purchase order to warehouse delivery may take several months. Delays in procurement, shipping, customs, storage, customer demand, fulfillment, or collections could delay or reduce funds available to repay Investors.

Inventory Financing Plan

This Offering is intended to finance inventory and related working-capital needs for the Balcony Solar for America campaign. Proceeds are expected to be used for eligible inventory, supplier deposits, purchase-order payments, freight, customs, duties, taxes, warehousing, fulfillment, inventory insurance, reserves, offering expenses, and other direct costs described in this Form C.

The Offering is not expected to fund all of Bright Saver's operating activities. Bright Saver may require additional funding from membership payments, philanthropy, grants, product collections, future financing, sponsor or affiliate support, or other lawful sources. No future funding source, inventory sale level, collection amount, or repayment source is guaranteed.

Future financing, trade credit, supplier terms, inventory financing, receivables financing, or other obligations may affect the Issuer's cash, inventory, proceeds, reserves, operations, or payment capacity. Any such arrangements may affect the timing and amount of funds available to repay Investors.

Member and Market Impact

Bright Saver's mission is to expand access to plug-in solar and related clean-energy technologies for everyday consumers, including renters, condominium owners, and households that may not be able to install traditional rooftop solar systems.

Bright Saver states that it has helped demonstrate demand for plug-in balcony solar and has organized members in support of policy changes intended to make plug-in solar more widely available in the United States. The Issuer's future impact depends on customer adoption, member participation, policy developments, product availability, affordability, and successful fulfillment of inventory-backed sales.

Investors should not treat projected market, policy, consumer-savings, or environmental benefits as guaranteed. The Securities are debt securities of Bright Saver, Inc., and repayment depends on the Issuer's financial performance, available cash, inventory proceeds, reserves, and compliance with the Offering Documents.

Environmental Impact

Plug-in balcony solar kits may allow certain customers to generate a portion of their electricity from solar energy without installing a traditional rooftop solar system. The actual environmental impact of the Issuer's products will depend on customer adoption, lawful installation and use, equipment performance, grid conditions, product life, displacement of other electricity sources, and other factors.

No specific carbon-reduction amount, energy-production level, customer-savings level, product adoption rate, or environmental outcome is guaranteed by this Offering. Any environmental benefits described in this Form C are subject to product availability, customer behavior, technical performance, legal and regulatory requirements, and market adoption.

Use of Offering Proceeds

The Issuer is raising capital to fund inventory and working-capital needs associated with the Balcony Solar for America campaign. Net proceeds may be used for costs associated with Eligible Inventory; supplier deposits; purchase-order payments; freight; customs; duties; taxes; warehousing; fulfillment; inventory insurance; payment reserve funding; offering-related fees and expenses; legal, accounting, filing, escrow, compliance, and administrative expenses; and other costs reasonably necessary to acquire, store, ship, sell, replace, finance, or support plug-in balcony solar inventory and related components.

Eligible Inventory may include plug-in balcony solar kits and related components, including solar panels, microinverters, cables, connectors, mounting hardware, firmware, installation instructions, approved replacement components, and other items expressly identified in the Form C, Promissory Note, and related Offering Documents.

Offering proceeds may not be used for dividends, distributions, unrelated liabilities, undisclosed affiliate payments, grants, donations, speculative investments, or purposes not disclosed in this Form C and the Offering Documents. Any working-capital use must be directly related to Eligible Inventory or otherwise expressly disclosed in this Form C.

The Offering

Purpose of the Offering

The Offering is intended to provide inventory financing and related working capital for Bright Saver's Balcony Solar for America campaign. Proceeds may be used to purchase, import, store, fulfill, and replace plug-in balcony solar inventory and related components, including solar panels, microinverters, cables, connectors, mounting hardware, firmware, instructions, logistics, supplier deposits, purchase-order costs, freight, customs, duties, taxes, warehousing, inventory insurance, payment reserve funding, transaction costs, interest, fees, and other expenditures reasonably necessary to support the Issuer's inventory-financing model, as more fully described in this Form C.

Offering Amounts

The Issuer is seeking to raise a minimum of $150,000 (the "Target Offering Amount") and up to $300,000 (the "Maximum Offering Amount") in gross proceeds in this Offering. The Offering is expected to launch on September 17, 2026, and remain open until 11:59 p.m. local time on December 14, 2026, unless it closes earlier in accordance with Regulation Crowdfunding and the procedures described in this Form C. The projected Funding Date is December 16, 2026, subject to the actual Closing, expiration of applicable Investor cancellation rights, and satisfaction of applicable escrow-release conditions.

No funds will be disbursed to the Issuer unless and until the Target Offering Amount has been achieved and all applicable conditions to Closing and escrow release under Regulation Crowdfunding have been satisfied, including expiration of the applicable Investor cancellation period. No Closing will occur earlier than twenty-one (21) days after the Offering is first made publicly available on the funding portal. The Offering will be consummated in a single Closing, and multiple or rolling Closings are not permitted.

The Offering will remain open until the earlier of (i) the Closing of the Offering, (ii) the date the Maximum Offering Amount is reached, or (iii) 11:59 p.m. local time on December 14, 2026, unless extended or amended in accordance with Regulation Crowdfunding and platform procedures. If the Target Offering Amount is not achieved within the permitted Offering period, the Offering will terminate and investor funds will be returned in accordance with Regulation Crowdfunding requirements and applicable escrow arrangements. Upon acceptance of investment commitments equal to the Maximum Offering Amount, no additional investment commitments will be accepted, subject to the allocation and cancellation procedures described in this Form C and on the Offering Page.

Use of Proceeds

Estimated net proceeds will depend on the total amount raised and will reflect deductions for applicable fees, expenses, and required reserve funding, including the origination fee, the servicing fee payable in full on the Funding Date or at Closing unless otherwise specified in the Offering Materials, third-party costs, and funding of the Payment Reserve Account, each as described in this Form C and in the table below:

Item	Target Offering Amount	Maximum Offering Amount
Gross Proceeds	150,000.00	300,000.00
Origination Fee (5.50%)	8,250.00	16,500.00
Servicing Fee (0.50% per annum; deducted in full and fully earned at Closing)	1,500.00	3,000.00
Estimated Third-Party Fees and Expenses	1,725.00	1,725.00
Payment Reserve Account Funding (one scheduled quarterly interest payment)	3,562.50	7,125.00
Estimated Net Proceeds to Issuer	134,962.50	271,65000

Use of Net Proceeds: Business Operations

The Issuer intends to use net proceeds for inventory financing, working capital, and business operations associated with the Balcony Solar for America campaign. Proceeds may be used for Eligible Inventory, supplier deposits, purchase orders, freight, customs, duties, taxes, warehousing, fulfillment, inventory insurance, payment reserve funding, legal, accounting, filing, escrow, compliance, administrative expenses, Offering-related fees, interest, and

other costs reasonably necessary to acquire, import, store, ship, sell, replace, finance, or support plug-in balcony solar inventory and related components.

Eligible Inventory may include plug-in balcony solar kits and related components, including solar panels, microinverters, cables, connectors, mounting hardware, firmware, instructions, approved replacement parts, and other inventory or related items identified in the Offering Materials.

Proceeds may not be used for dividends, distributions, unrelated liabilities, undisclosed affiliate payments, grants, donations, speculative investments, or purposes not disclosed in this Form C or the Offering Materials. Working-capital use must be directly related to Eligible Inventory, the Balcony Solar for America campaign, or otherwise expressly disclosed in this Form C.

Use of Net Proceeds: Professional Fees and Operating Expenses

A portion of the gross proceeds of the Offering will be used to pay fees and expenses associated with the Offering, including applicable origination fees, servicing fees, escrow and filing expenses, legal and accounting fees, compliance costs, transaction costs, and other third-party expenses, as described in this Form C. The Origination Fee and Servicing Fee will be deducted in full from gross proceeds at Closing and will reduce the net proceeds available to the Issuer. The Servicing Fee will be fully earned and nonrefundable at Closing and will not be prorated or refunded if the Note is prepaid or otherwise remains outstanding for less than the scheduled term.

In addition, routine expenses of the Issuer, such as legal, accounting, insurance, banking, inventory management, product compliance, logistics, administrative, and other general operating costs, may be paid from the Issuer's operating funds and, to the extent disclosed in this Form C, from net proceeds of the Offering. The Issuer may reimburse or pay an affiliate or service provider for properly documented expenses incurred on behalf of the Issuer or for the Issuer's properly allocated share of common operating, inventory, logistics, product, or compliance costs, but proceeds may not be used for undisclosed affiliate payments or unrelated business purposes.

Payment Reserve Account

At Closing, a portion of the Offering proceeds will be retained to fund the Payment Reserve Account in an amount equal to one scheduled quarterly interest payment under the Note. Scheduled payments to Investors are expected to be made from the Payment Reserve Account, and the Issuer will be required to replenish that account to required minimum levels in accordance with the Securities and the related Offering Materials. The Payment Reserve Account constitutes contractual credit support for the Securities; however, unless expressly stated otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment.

The Payment Reserve Account is intended to support scheduled payment obligations but is limited to approximately one scheduled quarterly interest payment and does not guarantee payment of all interest or principal due under the Note.

Investor funds will initially be held in escrow with a qualified third-party financial institution. Upon Closing and satisfaction of the applicable escrow-release conditions, the funds will be transferred in accordance with the closing, custody, payment, or disbursement structure established for the Offering. From those funds, applicable fees and expenses will be deducted, the required Payment Reserve Account amount will be retained, and the remaining net proceeds will be transferred to the Issuer.

Financing Terms

The Securities consist of pro rata participation interests in a single fixed-interest promissory note issued by the Issuer. The Note will bear interest at 9.50% per annum on a simple, non-compounding Actual/365 basis. The projected Funding Date is December 16, 2026, subject to the actual Closing and escrow-release timing. The Conversion Date and first scheduled payment date will be January 1, 2027. The scheduled twenty-four (24) month term will begin on the Conversion Date and end on January 1, 2029. The Maturity / Final Payment Date will be January 1, 2029, subject to the actual Funding Date and Conversion Date.

Interest will accrue from the Funding Date through December 31, 2026 during the Initial Stub Period. The Initial Stub Period is not part of the scheduled twenty-four (24) month term. Interest accrued during the Initial Stub Period will be paid on the Conversion Date. During the scheduled term, interest will be payable quarterly in arrears, and all outstanding principal will be due on the Maturity / Final Payment Date.

Because the Offering will be consummated in a single Closing, all Investors will have the same Funding Date, Conversion Date, scheduled payment dates, and Maturity / Final Payment Date. Scheduled interest payments during the twenty-four-month term are intended to be substantially equal in amount; however, the amount of interest actually accrued during any period may vary based on the actual number of days in that period. Any difference between total interest accrued on an Actual/365 basis and the aggregate scheduled interest payments made will be reconciled and paid on the Maturity / Final Payment Date or earlier upon prepayment.

The Origination Fee, Servicing Fee, third-party costs, and Payment Reserve Account funding requirement will reduce the net proceeds available to the Issuer. The Origination Fee and Servicing Fee will be deducted in full from gross proceeds and fully earned at Closing. The Servicing Fee is calculated at 0.50% per annum for the scheduled twenty-four-month term, or 1.00% in aggregate, and does not accrue separately for the Initial Stub Period.

Directors, Officers, and Employees

Directors and Principal Executive Officer

Bright Saver, Inc. is a nonprofit corporation. Based on the Issuer's prior Regulation Crowdfunding filings and publicly available information, the Issuer's directors and executive officers include the following persons:

Full Name	Position/Title
Cora Stryker	Chief Executive Officer, Co-Founder
Kevin Chou	Director; Co-Founder; Limited Guarantor
Rupert Mayer	Treasurer and Secretary; Co-Founder
Diane Tavenner	Director / Board Member
Phillip Hyun	Director / Board Member

The Issuer may also engage additional personnel, advisors, consultants, employees, independent contractors, or volunteers to support its operations, advocacy, product, logistics, compliance, finance, marketing, and administrative functions.

Officer, Director and Key Executive Backgrounds

Cora Stryker
Title: Chief Executive Officer; Co-Founder
Employer: Bright Saver, Inc.
Dates of Service: 2024 to Present

Cora Stryker is Chief Executive Officer and Co-Founder of Bright Saver. Ms. Stryker as a serial founder and leader of social mission-driven organizations, with experience building strategic partnerships, investing in growth strategies, and developing collaborative organizational cultures. Public coverage has also identified Ms. Stryker as Bright Saver's CEO.

Kevin Chou
Title: Director; Co-Founder
Employer: Bright Saver, Inc.
Dates of Service: 2024 to Present

Kevin Chou is a Director and Co-Founder of Bright Saver and is expected to sign this Form C on behalf of the Issuer. Bright Mr. Chou as a serial entrepreneur who has built several technology startups, grown companies from inception to substantial scale, managed organizations with more than 1,200 people, and served on for-profit and nonprofit boards, including the Board of Trustees of the University of California, Berkeley. Mr. Chou is not identified in this Form C as Chief Executive Officer.

Rupert Mayer
Title: Treasurer and Secretary; Co-Founder
Employer: Bright Saver, Inc.
Dates of Service: 2024 to Present

Rupert Mayer is Treasurer and Secretary, Chief Operating Officer, and Co-Founder of Bright Saver. Mr. Mayer as a former software entrepreneur turned climate-tech investor, executive, and advocate focused on solar, storage, and home electrification. The Issuer's filed Form C-AR identifies Mr. Mayer as Treasurer.

Diane Tavenner
Title: Director / Board Member
Employer: Futre.me and related nonprofit and education organizations
Dates of Service: 2024 to Present

Diane Tavenner is a Director / Board Member of Bright Saver. Ms. Tavenner as the CEO of Futre.me, with extensive nonprofit and education experience, including prior leadership roles with Summit Public Schools, the Carnegie Foundation for the Advancement of Teaching, and Minerva University.

Phillip Hyun
Title: Director / Board Member
Employer: PacificWest Energy Solutions and related energy businesses

Dates of Service: 2024 to Present

Phillip Hyun is a Director / Board Member of Bright Saver. Mr. Hyun has significant experience in energy and community-focused organizations, including as a board director at HSF and as co-founder and executive board member at PacificWest Energy Solutions.

Principal Security Holders

Bright Saver is a nonprofit corporation. The Issuer does not have equity owners in the manner of a for-profit corporation, and no person beneficially owns twenty percent (20%) or more of the Issuer's outstanding voting equity securities.

The Issuer's directors, officers, and key executives may exercise governance, management, or control functions through their respective roles with the Issuer, but no such person holds an equity ownership interest solely by reason of serving in that capacity.

Current Employees

As of the date of this Form C, the Issuer currently has no three (3) employees.

The Issuer may also rely on founders, employees, contractors, consultants, advisors, volunteers, and other service providers to support operations, advocacy, product sourcing, inventory management, logistics, compliance, marketing, administration, and related activities.

Terms of the Offering

Summary

Investors in this Offering will acquire pro rata participation interests in a single fixed-interest promissory note issued by Bright Saver, Inc. Each participation represents the Investor's proportionate interest in the Issuer's payment and other obligations under the Note. Investors will not receive separate promissory notes and will not acquire equity ownership, membership rights, donor rights, customer rights, product-purchase rights, or governance rights in the Issuer.

The following summary describes the material terms of the Securities. Investors should also review the Promissory Note, this Form C, and the other Offering Documents in their entirety.

Security

Instrument	Fixed-Interest Promissory Note - Inventory Financing
Structure	Investors acquire pro rata participation interests in a single promissory note issued by the Issuer. Each participation represents a pro rata interest in the Issuer's obligations under the Note.
Target Offering Amount	$150,000
Maximum Offering Amount	$300,000
Interest Rate	9.50% per annum, fixed
Offering Period	Expected to begin on September 17, 2026, and expire at 11:59 p.m. local time on December 16, 2026, unless closed earlier in accordance with Regulation Crowdfunding.
Closing Structure	Single Closing; multiple or rolling Closings are not permitted.
Projected Funding Date	December 16, 2026, subject to an earlier Closing and actual escrow-release timing
Conversion Date and First Payment Date	January 1, 2027
Scheduled Term	Twenty-four (24) months from the Conversion Date and ending January 1, 2029
Initial Stub Period	The period beginning on the Funding Date and ending on December 31, 2026
Maturity/Final Payment Date	January 1, 2029, subject to the actual Funding Date and Conversion Date
Minimum Investment	$10
Additional Investment Increments	$1

Closing Mechanics and Funding

No Closing will occur earlier than twenty-one (21) days after the Offering is first made publicly available on the funding portal.

The Issuer may close the Offering after the Target Offering Amount has been achieved and all applicable Regulation Crowdfunding, Investor-cancellation, notice, and escrow-release requirements have been satisfied. Any early Closing will be conducted in accordance with applicable law and the procedures described in this Form C.

The Offering will be consummated in a single Closing. All Investors will have the same Funding Date, Conversion Date, scheduled payment dates, and Maturity / Final Payment Date. Multiple or rolling Closings are not permitted.

The projected Funding Date is December 16, 2026, subject to the actual Closing and escrow-release timing. Upon acceptance of investment commitments equal to the Maximum Offering Amount, no additional investment commitments will be accepted, subject to applicable cancellation and allocation procedures.

Investor funds will initially be held in escrow with a qualified third-party financial institution. Upon Closing and satisfaction of applicable escrow-release conditions, the funds will be transferred in accordance with the closing, custody, payment, or disbursement structure established for the Offering. From those funds, applicable fees and expenses will be deducted, the required Payment Reserve Account amount will be retained, and the remaining net proceeds will be transferred to the Issuer.

Interest and Repayment Terms

The Note will bear interest at a fixed rate of 9.50% per annum on a simple, non-compounding basis. Interest will be calculated using an Actual/365 day-count convention and will begin accruing on the Funding Date.

The period beginning on the Funding Date and ending on December 31, 2026 is the "Initial Stub Period." Interest will accrue during the Initial Stub Period and will be paid on January 1, 2027, the Conversion Date and first scheduled payment date.

The Initial Stub Period is not part of the scheduled twenty-four (24) month term.

The scheduled term will begin on January 1, 2027 and end on January 1, 2029. Interest during the scheduled term will be payable quarterly in arrears. The Issuer will make four scheduled interest payments per year on the applicable calendar-quarter payment dates.

Scheduled quarterly interest payments are intended to be substantially equal. The amount of interest actually accrued during a payment period may vary based on the actual number of days in that period. Any difference between total interest accrued on an Actual/365 basis and the aggregate scheduled interest payments made will be reconciled and paid on the Maturity / Final Payment Date or earlier upon prepayment.

All outstanding principal, together with accrued and unpaid interest and any other amounts due under the Note, will be payable on January 1, 2029, subject to the actual Funding Date and Conversion Date.

Prepayment

The Note may be prepaid, in whole or in part, without premium or penalty, provided that the prepayment:

1. occurs on a scheduled interest payment date;
2. includes all accrued and unpaid interest through the prepayment date; and
3. is preceded by at least fifteen (15) business days' written notice.

Because the Offering will be funded in a single Closing, all Investors will have the same Funding Date. Interest and prepayment amounts will be allocated among Investors on a pro rata basis according to their respective participation interests.

Payment Reserve Account

A Payment Reserve Account will be established and funded at Closing. The initial reserve amount will equal one scheduled quarterly interest payment under the Note: $3,562.50 if the Target Offering Amount is raised; or $7,125.00 if the Maximum Offering Amount is raised.

Scheduled payments to Investors are expected to be made from the Payment Reserve Account. The Issuer will be required to replenish the Payment Reserve Account to the required minimum level within the period specified in the Note following any deficiency. The Payment Reserve Account provides limited contractual credit support. It is intended to cover approximately one scheduled quarterly interest payment and does not guarantee timely payment of all interest or repayment of principal.

Unless expressly provided otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account-control rights over, the Payment Reserve Account solely by virtue of their investment.

The Payment Reserve Account will be held through the custody, payment, or account structure established for the Offering. Unless expressly stated otherwise in the Offering Documents, no deposit account control agreement, automatic sweep instruction, or similar pre-authorized payment mechanism applies at issuance.

Use of Proceeds Restrictions

Net proceeds will be used for inventory financing, working capital, and business purposes associated with the Balcony Solar for America campaign, including costs described under "The Offering" and "Business."

Proceeds may be used to reimburse or pay properly documented costs incurred by the Issuer or on its behalf, including Eligible Inventory, supplier deposits, purchase orders, freight, customs, duties, taxes, warehousing, fulfillment, inventory insurance, payment reserve funding, legal, accounting, filing, escrow, compliance, administrative expenses, Offering-related fees, interest, and other costs reasonably necessary to acquire, import, store, ship, sell, replace, finance, or support plug-in balcony solar inventory and related components.

Proceeds may not be used for:

- dividends, equity distributions, or owner distributions;
- speculative investments;
- repayment of unrelated indebtedness;
- financing CESL Site 1, LLC or CESL Site 3, LLC, except for properly documented shared costs reasonably allocated to the Issuer;
- undisclosed insider or affiliate obligations; or
- any purpose prohibited by the Note or inconsistent with this Form C..

Fees and Expenses

The Origination Fee, Servicing Fee, third-party costs, and Payment Reserve Account funding requirement will reduce the net proceeds available to the Issuer.

The Issuer is responsible for all fees and expenses associated with the Offering, including origination, servicing, escrow, custody, filing, legal, accounting, tax, compliance, supplier-certification, administrative, and other third-party costs.

The stated Origination Fee is 5.50% of gross proceeds, subject to any applicable discount expressly earned and approved under the Term Sheet before Closing.

The Servicing Fee equals 0.50% per annum of the original principal amount for the scheduled twenty-four-month term, or 1.00% in aggregate. It will be deducted in full from gross proceeds and fully earned at Closing.

The Servicing Fee is calculated only for the scheduled twenty-four-month term and does not accrue separately for the Initial Stub Period. It will not be prorated, rebated, refunded, credited, offset, repaid, or reduced if the Note is prepaid, accelerated, refinanced, restructured, matures early, or remains outstanding for less than the scheduled term.

If the Offering is cancelled, withdrawn, terminated, or does not close, the Issuer remains responsible for applicable cancellation fees and third-party costs as described elsewhere in this Form C and the related Offering Documents.

Payment Waterfall

Except as otherwise provided following an Event of Default and approved at the applicable Investor-consent threshold, all amounts paid by or on behalf of the Issuer with respect to the Note will be applied in the following order:

- unpaid fees due at or before Closing because of administrative error, together with post-Closing platform, administrative, and servicing fees;
- third-party administrative, custodial, escrow, legal, compliance, tax, and servicing costs;
- replenishment of the Payment Reserve Account to the required minimum level;
- accrued and unpaid interest owing to Investors, allocated pro rata;
- outstanding principal owing to Investors, allocated pro rata; and
- any remaining amounts to the Issuer, provided that no Event of Default has occurred and is continuing.

Following an Event of Default, the payment waterfall may be modified with the approval required under the Investor-consent provisions below. This may include applying available funds to principal before accrued interest if approved at the applicable consent threshold.

Collateral and Priority

The Note is expected to be supported by financed Eligible Inventory, identifiable and traceable proceeds of financed Eligible Inventory, the Payment Reserve Account, and the limited guaranty described in this Form C and the Offering Documents. The collateral and credit-support structure is contractual and will be governed by the Note and related Offering Documents.

Eligible Inventory may include plug-in balcony solar kits and related components financed with Offering proceeds, including solar panels, microinverters, cables, connectors, mounting hardware, firmware, instructions, approved replacement parts, and other inventory or related items identified in the Offering Materials.

The Issuer is expected to maintain records reasonably sufficient to identify and trace proceeds from the sale or disposition of financed Eligible Inventory. No separate collateral proceeds account is required unless expressly established in the Note or related Offering Documents.

No UCC-1 financing statement is expected to be filed at issuance unless the final Offering Documents identify the applicable secured party, filing authority, collateral description, perfection mechanics, and noteholder-benefit structure consistent with Regulation Crowdfunding and applicable law.

The Payment Reserve Account constitutes contractual credit support but does not, by itself, provide Investors with a perfected security interest or account-control rights.

Kevin Chou is expected to provide a limited guaranty in an aggregate maximum amount equal to the lesser of one-third (1/3) of original funded principal and $100,000. At $150,000 funded, the cap is $50,000. At $300,000 funded, the cap is $100,000. The guaranty terms will be set forth in the Note, guaranty agreement, and final Offering Documents.

Investors should not assume that repayment is guaranteed or that any inventory, proceeds, reserve, guaranty, or other credit-support arrangement will have sufficient value to satisfy the Note in a default or enforcement scenario.

Subordination

The Note is not contractually subordinated to existing indebtedness of the Issuer unless expressly stated in this Form C or the related Offering Documents.

The Note may become subordinated to future senior inventory, receivables, equipment, trade-credit, working-capital, institutional, or other financing arrangements in the categories expressly disclosed in this Form C and the related exhibits. Such financing may include:

- inventory financing;
- supplier or purchase-order financing;
- equipment financing;
- receivables or proceeds-based financing;
- warehouse or logistics financing;
- working-capital financing;
- grant, donor, or restricted-fund arrangements; and
- other customary nonprofit, inventory, or clean-energy business financing

Any subordination, intercreditor, consent, acknowledgment, or similar documentation implementing future financing categories already disclosed and authorized in this Form C may be executed as permitted by the Note and Offering Documents. Any subordination outside the expressly disclosed financing categories will require the applicable Investor approval described below.

Future senior financing, supplier terms, inventory financing, receivables financing, or restricted-fund arrangements may restrict the Issuer's cash, inventory, proceeds, reserves, or operations and may reduce the amount available to repay Investors.

Covenants and Ongoing Obligations

During the term of the Note, the Issuer will be required to:

- maintain its business and operations in commercially reasonable condition, consistent with its nonprofit mission, inventory-financing model, and stage of operations;
- maintain books, records, and internal controls appropriate for its size and operations;
- maintain records reasonably sufficient to identify Eligible Inventory financed with Offering proceeds and to identify and trace proceeds from the sale or disposition of financed Eligible Inventory;
- comply in all material respects with applicable laws, regulations, permits, product-safety requirements, import requirements, tax requirements, nonprofit requirements, and contractual obligations;
- use Offering proceeds only for permitted purposes;
- maintain and replenish the Payment Reserve Account as required;
- provide financial, operational, inventory, proceeds-use, and other information required by law or the Offering Documents;
- provide notice of material developments, material adverse events, and Events of Default;
- maintain insurance customary for its business, inventory, products, logistics, and operations;
- use commercially reasonable efforts to source, acquire, store, sell, replace, and account for Eligible Inventory in accordance with the Offering Documents;
- maintain records reasonably necessary to support compliance with applicable product, import, supplier, inventory, consumer, and nonprofit requirements; and
- comply in all material respects with applicable prohibited-foreign-entity, sanctions, import, sourcing, procurement, product-safety, and related requirements applicable to the Issuer, Eligible Inventory, or financed inventory proceeds..

The Issuer will also be required to notify Climatize promptly of any material development that could reasonably result in a material delay, reduction, restriction, or impairment of the Issuer's inventory-financing plan, proceeds tracing, Payment Reserve Account, limited guaranty, or ability to repay Investors.

The Issuer may not misuse Offering proceeds, fail to maintain required reserves, fail to maintain required inventory and proceeds records, or take actions that materially impair Investor repayment or enforcement rights.

Change of Control

Upon a Change of Control, all outstanding principal and accrued and unpaid interest will become immediately due and payable unless:

- the transaction constitutes a Permitted Change of Control; or
- Investors approve alternative treatment at the applicable consent threshold.

A "Change of Control" generally means a transaction resulting in the transfer of control of the Issuer or substantially all of its assets to an external party. A "Permitted Change of Control" includes ordinary-course renewable-energy development, financing, capitalization, construction, tax-equity, partnership-flip, placed-in-service, affiliate-holding-company, or project-level restructuring transactions that:

- are contemplated by this Form C or the related exhibits;
- do not materially impair the Issuer's ability to perform its obligations under the Note; and
- do not materially and adversely affect Investor payment priority, enforcement rights, or access to expressly disclosed credit support.

A Permitted Change of Control will not, by itself, trigger acceleration or mandatory repayment.

Events of Default

Each of the following constitutes an Event of Default under the Note:

- failure to pay principal, interest, fees, or other required amounts when due;
- failure to fund, maintain, or replenish the Payment Reserve Account as required;
- failure to maintain records reasonably sufficient to identify financed Eligible Inventory or trace identifiable proceeds from the sale or disposition of financed Eligible Inventory;
- breach of a material covenant, obligation, representation, or warranty that remains uncured after any applicable notice and cure period;
- a material misstatement or omission in the Offering Materials;
- misuse of Offering proceeds;

- insolvency, bankruptcy, liquidation, assignment for the benefit of creditors, receivership, or a similar proceeding involving the Issuer;
- attachment, levy, lien, or another proceeding materially impairing the Issuer's ability to perform;
- default under other indebtedness that materially impairs repayment of the Note;
- failure to resolve any existing security interest associated with the Issuer's 2025 Regulation Crowdfunding note by release, subordination, payoff, or documented nonexistence before Closing, to the extent required by the Offering Documents;
- material failure to comply with applicable product, import, supplier, inventory, consumer, nonprofit, sanctions, or prohibited-foreign-entity requirements that materially impairs the Issuer, financed Eligible Inventory, or the Issuer's repayment plan; or
- another event expressly identified as an Event of Default in the Note..

The Issuer will provide notice of Events of Default and material adverse developments as required by applicable law and the Offering Documents.

Default Interest and Remedies

During the continuation of an Event of Default, default interest will accrue on the outstanding principal balance at a rate equal to the otherwise applicable Interest Rate plus 2.00% per annum.

Subject to the Note, applicable law, and the Investor-consent requirements below, available remedies may include:

- acceleration of outstanding principal and accrued interest;
- application of funds held in the Payment Reserve Account;
- enforcement of expressly disclosed credit support, including the limited guaranty;
- enforcement of rights with respect to financed Eligible Inventory and identifiable proceeds to the extent provided in the Note and Offering Documents;
- collection or judicial enforcement;
- exercise of rights under any applicable custody, payment, reserve, or account arrangement; and
- approval of a restructuring, workout, or modified payment waterfall..

Climatize does not have discretionary authority to alter the Note, waive defaults, enforce collateral, enforce the limited guaranty, or modify Investor rights. It may implement actions expressly authorized by the Offering Documents or duly approved by Investors.

Description of Securities

The Securities are debt securities consisting of pro rata participation interests in a single fixed-interest promissory note issued by the Issuer.

Investors are creditors of Bright Saver, Inc. They are not equity holders, members, donors, customers, or purchasers of Bright Saver products solely by reason of their investment and will not receive equity ownership, conversion rights, profit participation, management or governance rights, residual value rights, product rights, donation credit, membership benefits, or appreciation in the value of the Issuer, except to the limited extent expressly provided in the Offering Documents.

Investor return is limited to the stated interest and repayment of principal. Repayment is not guaranteed. Repayment depends on the Issuer's financial condition, liquidity, inventory procurement and sales, collections from financed inventory, maintenance of required reserves, performance under the limited guaranty, compliance with the Offering terms, and enforceability of the Issuer's obligations.

Voting, Consent, and Amendment Rights

Investors do not have general voting rights in the governance or management of the Issuer. They do have limited consent rights regarding amendments, waivers, restructurings, and other actions affecting the Note.

For purposes of this section:

- Majority Approval means approval by holders of more than 50% of the outstanding participation interests.
- Supermajority Approval means approval by holders of at least 66⅔% of the outstanding participation interests.
- Unanimous Approval means approval by holders of 100% of the outstanding participation interests.

Majority Approval is required for waivers of non-payment Events of Default; modifications to non-economic covenants; modifications to reporting, notice, inventory-recordkeeping, or proceeds-tracing obligations; amendments that do not materially and adversely affect core economic rights; and restructurings or workouts that do not alter principal, interest rate, maturity, payment priority, or other core economic terms.

Supermajority Approval is required for extensions of maturity; modifications to payment timing or payment structure; subordination outside financing categories already authorized by this Form C and the related exhibits; material changes to Payment Reserve Account requirements; changes to the payment waterfall following a default; restructurings affecting the timing or priority of payments; release, waiver, or material impairment of the limited guaranty or other material credit support; and other amendments materially affecting Investor recovery or enforcement rights that do not require Unanimous Approval.

Unanimous Approval is required for any reduction in outstanding principal; any reduction in the stated Interest Rate; any change to pro rata sharing provisions; and any amendment that disproportionately and materially adversely affects a subset of Investors.

Execution of subordination, intercreditor, acknowledgment, consent, joinder, payoff, release, or similar documentation implementing future financing categories, prior-lien resolution, or credit-support mechanics already disclosed and authorized in this Form C will not require an additional Investor vote if permitted by the Note and Offering Documents. Climatize may correct clerical, scrivener's, computational, typographical, or ministerial errors without Investor approval, provided that the correction does not materially and adversely affect Investor rights.

Investor consent may be obtained electronically through the funding portal or another designated platform, by written consent, or through another procedure permitted by the Offering Documents and applicable law.

Any material amendment before Closing will be subject to applicable Regulation Crowdfunding amendment, notice, cancellation, and reconfirmation requirements.

Transfer Restrictions Under Regulation Crowdfunding

The Securities generally may not be transferred during the one-year period beginning on the date of issuance unless transferred:

- to the Issuer;
- to an accredited investor;
- as part of an offering registered with the SEC;
- to a qualifying family member or equivalent, to a qualifying trust, or in connection with death, divorce, or a similar circumstance; or
- as otherwise permitted under Regulation Crowdfunding or applicable law.

After the one-year restricted period, transfers will remain subject to applicable law, administrative procedures, recordkeeping requirements, and any transfer conditions contained in the Offering Documents.

Valuation / Purchase Price

The Securities are issued at par value based on the amount invested by each Investor. The return to Investors is based solely on the stated fixed interest rate and the repayment terms set forth in this Form C. The Securities do not provide for any equity appreciation, conversion feature, profit-sharing feature, product right, membership right, donation benefit, or other participation in the Issuer's enterprise value, except to the extent expressly stated in this Form C.

Investor return is limited to the stated fixed Interest Rate and repayment of principal.

Past and Current Exempt Offerings

The Issuer previously conducted a Regulation Crowdfunding offering through Climatize Earth Securities LLC in 2025. The prior offering had a target offering amount of $50,000 and a maximum offering amount of $124,000. The Issuer filed a Form C-U on July 3, 2025 reporting that the offering had reached the Maximum Offering Amount within the offering period and triggered an early close.

The securities issued in the prior Bright Saver offering are separate from the Securities offered in this Offering. Investors in this Offering should review the Issuer's outstanding indebtedness, including any outstanding obligations from the prior offering, when evaluating the Issuer's ability to repay the Securities.

Any existing security interest, lien, payment priority, or collateral arrangement associated with the Issuer's 2025 Regulation Crowdfunding note must be resolved by release, subordination, payoff, or documented nonexistence before Closing to the extent necessary to implement the collateral and priority structure described in this Form C and the Offering Documents.

The prior Bright Saver offering is included, where applicable, for purposes of Regulation Crowdfunding offering-limit aggregation, affiliated-issuer disclosure, outstanding indebtedness disclosure, capitalization analysis, and evaluation of the Issuer's broader capital requirements and repayment obligations.

Financial Condition

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS, ESTIMATES, PROJECTIONS, AND ASSUMPTIONS REGARDING THE ISSUER'S ANTICIPATED FINANCIAL CONDITION, OPERATING PERFORMANCE, LIQUIDITY, CAPITAL RESOURCES, AND BUSINESS PROSPECTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF NUMEROUS FACTORS, INCLUDING THE RISKS DESCRIBED IN THIS FORM C, CHANGES IN MARKET CONDITIONS, CHANGES IN THE ISSUER'S OPERATING PERFORMANCE, CHANGES IN FINANCING AVAILABILITY, REGULATORY DEVELOPMENTS, DELAYS IN EXECUTION, AND OTHER KNOWN AND UNKNOWN UNCERTAINTIES.

FORWARD-LOOKING STATEMENTS IN THIS SECTION ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND ASSUMPTIONS AS OF THE DATE OF THIS FORM C. EXCEPT AS REQUIRED BY APPLICABLE LAW, THE ISSUER UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE, REVISE, OR SUPPLEMENT ANY FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS, CIRCUMSTANCES, OR CHANGES IN EXPECTATION OCCURRING AFTER THE DATE OF THIS FORM C.

Financial Statements and Formation-Stage Status

The Issuer has provided reviewed financial statements for the years ended December 31, 2025 and 2024. The independent accountant's review report is dated August 13, 2026 and states that the accountant is not aware of any material modifications that should be made for the financial statements to be in accordance with U.S. GAAP.

The Issuer's Form C-AR for the fiscal year ended December 31, 2025 was filed on EDGAR on August 18, 2026. The reviewed financial statements describe the Issuer as a Delaware nonprofit corporation exempt from federal income tax under Section 501(c)(3) of the Internal Revenue Code.

Selected December 31, 2025 financial information is summarized below:

Metric	Amount
Cash	$571,899
Receivable from payment processors	$8,859
Inventory	$117,311
Total assets	$699,775
Current liabilities	$84,202
Notes payable, net	$364,685
Total liabilities	$448,887
Net assets without donor restrictions	$250,888
Contributions and grants	$506,375
Total revenues and support	$852,621
Total expenses	$601,833
Change in net assets	$250,788
Net cash provided by operating activities	$207,114

These historical results show that the Issuer had cash, inventory, positive net assets, historical revenue and support, and positive operating cash flow for 2025. Historical results do not guarantee that the Issuer will generate sufficient future cash flow, inventory proceeds, donations, grants, membership revenue, product revenue, or other support to repay the Securities.

Developments Since the Financial-Statement Date

Since December 31, 2025, the Issuer has continued to develop its plug-in solar inventory model, product sourcing, member engagement, logistics, and related operations. The reviewed financial statements state that, during 2026, the Issuer repaid related-party promissory notes of $250,000 in full, entered into a lease for office premises in Oakland, executed new supplier and fulfillment agreements, changed its mailing address, and launched an annual membership program under which members pay dues of $29 per year and purchase equipment at cost.

The Issuer is now seeking to finance inventory and working-capital needs for the Balcony Solar for America campaign. These developments do not guarantee that the Issuer will successfully acquire inventory, sell financed inventory, collect proceeds, maintain required reserves, repay the Securities, or satisfy all obligations under the Note.

Revenue and Operating Status

For the year ended December 31, 2025, the reviewed financial statements report total revenues and support of $852,621, consisting primarily of contributions and grants of $506,375 and product and delivery revenue, net of discounts, of $345,638.

The Issuer's future revenue and repayment capacity are expected to depend on member demand, product availability, supplier performance, import timing, inventory turnover, customer payments, donations, grants, membership support, operating cash, and any future financing or refinancing. The amount and timing of those sources remain uncertain.

Liquidity and Capital Resources

As of December 31, 2025, the Issuer reported cash of $571,899, total assets of $699,775, total liabilities of $448,887, and net assets without donor restrictions of $250,888. The reviewed financial statements state that the Issuer's financial assets available within one year for general expenditure totaled $580,758 and were not subject to donor restrictions or other limitations on use as of December 31, 2025.

The net proceeds of this Offering are intended to support inventory financing and related working capital. The Issuer may require additional capital from inventory sales, customer payments, membership revenue, donations, grants, sponsor or founder support, trade credit, refinancing, or other lawful sources. None of these sources is committed or guaranteed unless expressly described in this Form C or the attached exhibits.

Use of Funds for This Offering

The Issuer intends to use net proceeds for inventory financing, working capital, and business purposes associated with the Balcony Solar for America campaign.

Uses may include Eligible Inventory, supplier deposits, purchase orders, freight, customs, duties, taxes, warehousing, fulfillment, inventory insurance, payment reserve funding, legal, accounting, filing, escrow, compliance, administrative expenses, Offering-related fees, interest, and other costs reasonably necessary to acquire, import, store, ship, sell, replace, finance, or support plug-in balcony solar inventory and related components.

The Issuer may reimburse or pay an affiliate, founder, employee, contractor, vendor, or service provider for properly documented expenses incurred on behalf of the Issuer or for the Issuer's properly allocated share of common operating, inventory, logistics, product, or compliance costs. Proceeds may not be used for dividends, equity distributions, unrelated liabilities, undisclosed affiliate payments, grants, donations, speculative investments, or purposes not disclosed in this Form C or the Offering Materials.

Capitalization and Indebtedness

As of December 31, 2025, the reviewed financial statements report total liabilities of $448,887, including current liabilities of $84,202 and notes payable, net, of $364,685.

The reviewed financial statements identify notes payable as consisting of $250,000 of related-party promissory notes and Regulation Crowdfunding notes with a face amount of $124,000. The reviewed financial statements state that the related-party notes were repaid in full during 2026. The prior Regulation Crowdfunding notes bear interest at 12.75% per annum, payable quarterly, with principal due at maturity in 2027.

The Securities offered in this Offering will be obligations solely of Bright Saver, Inc. Kevin Chou is expected to provide a limited guaranty in an aggregate maximum amount equal to the lesser of one-third (1/3) of original funded principal and $100,000. At $150,000 funded, the cap is $50,000. At $300,000 funded, the cap is $100,000. The guaranty terms will be set forth in the Note, guaranty agreement, and final Offering Documents.

The Note is expected to be supported by financed Eligible Inventory, identifiable and traceable proceeds of financed Eligible Inventory, the Payment Reserve Account, and the limited guaranty described in this Form C and the Offering Documents.

Regulatory Information

Tax

The reviewed financial statements describe Bright Saver, Inc. as a Delaware nonprofit corporation exempt from federal income tax under Section 501(c)(3) of the Internal Revenue Code and from California franchise tax. The Issuer remains responsible for maintaining its tax-exempt status and for determining whether its activities, inventory sales, membership program, financing arrangements, and use of proceeds are consistent with applicable federal, state, and local tax requirements.

Investors are expected to receive annual tax reporting information relating to their investment to the extent required by applicable law, including IRS Form 1099-INT or any successor or substitute form, if applicable. Climatize may assist with ministerial coordination of tax reporting information; however, the Issuer remains responsible for the accuracy, approval, and timely issuance of all tax reporting required in connection with the Offering.

Investors are responsible for maintaining current tax identification information, legal name, mailing address, and email address with Climatize and, where applicable, the Issuer, in order to facilitate delivery of tax documents and other required notices. Investors should consult their own tax advisers regarding the U.S. federal, state, local, and any non-U.S. tax consequences of an investment in the Securities..

Disqualification

The Issuer represents that neither it, nor any of its predecessors, affiliated issuers, directors, officers, general partners, managing members, beneficial owners of twenty percent (20%) or more of its outstanding voting equity securities or equivalent control rights, nor any other person covered by Rule 503 of Regulation Crowdfunding, is subject to a disqualifying event that would make the Issuer ineligible to rely on Regulation Crowdfunding. Rule 503 identifies a range of disqualifying events, including certain criminal convictions, court injunctions and restraining orders, certain final orders of specified regulators, certain SEC disciplinary orders, certain SEC cease-and-desist orders, suspension or expulsion from SRO membership, SEC stop orders, and false representation orders.

Annual Reports

The Issuer will make its annual reports available through https://www.brightsaver.org and may also post or link those reports through the Climatize platform, to the extent permitted or required by applicable law.

The Issuer previously conducted a Regulation Crowdfunding offering and filed a Form C-AR for the fiscal year ended December 31, 2025 on August 18, 2026. The Issuer will continue to comply with the ongoing annual reporting requirements of Regulation Crowdfunding until those obligations terminate in accordance with applicable law.

Intermediary Role and Compensation

Climatize Earth Securities LLC ("Climatize") is the intermediary for this Offering in its capacity as a registered funding portal under Regulation Crowdfunding. In that role, Climatize facilitates the offering process, investor onboarding, communications through the platform, and administrative coordination of payment and reporting functions in connection with the Offering, as described in this Form C and the related exhibits.

Climatize is compensated by the Issuer as follows:

- a one-time Origination Fee equal to 5.50% of the total gross Offering Amount, subject to any applicable reduction earned and approved under the Term Sheet before Closing; and
- a Servicing Fee equal to 0.50% per annum of the original principal amount for the scheduled twenty-four (24) month term, or 1.00% in aggregate, deducted in full from gross proceeds and fully earned and nonrefundable at Closing.

These fees are payable by the Issuer, reduce the net proceeds available to the Issuer, and, to the extent unpaid, may be included in the Payment Waterfall.

Climatize may perform limited ministerial, platform, communication, recordkeeping, payment-coordination, and administrative functions to the extent described in this Form C and the related exhibits. Climatize does not act as an investment adviser, fiduciary, administrative agent, payment administrator, collateral agent, enforcement agent, collection agent, servicer, verifier, monitor, discretionary creditor representative, or noteholder representative.

Additional Administrative and Setup Fees

The Issuer is responsible for certain administrative, onboarding, setup, filing, escrow, custody, payment-processing, and platform-related fees in connection with the Offering, to the extent applicable. Such fees may include account setup, onboarding support, filing support, EDGAR-related support, escrow or custody setup, payment-processing support, and other administrative services associated with the Offering. To the extent applicable, such fees may be retained by Climatize or paid to third-party service providers for services rendered in connection with the Offering.

Third-Party Costs and Expenses

The Issuer is also responsible for third-party costs and expenses associated with the Offering, including escrow or custody account setup, background checks, accounting, review or audit services, legal expenses, filing support, product or regulatory diligence, insurance, and other third-party costs incurred in connection with the Offering.

Such costs may be paid directly by the Issuer or advanced by Climatize or another service provider and reimbursed by the Issuer. Such costs may be incurred regardless of whether the Offering closes.

Cancellation Fee

If the Issuer elects to cancel, terminate, or withdraw the Offering prior to Closing, or if the Offering otherwise does not close, the Issuer will remain responsible for:

- if the Offering is cancelled after execution of the Term Sheet but before launch, a cancellation fee of $2,500, plus all third-party costs and expenses incurred in connection with the Offering;
- if the Offering is cancelled after launch but before Closing, the greater of $2,500 or an amount equal to 5.50% of total investor commitments received as of the cancellation date plus 0.50% of such amount representing first-year servicing fees, plus all third-party costs and expenses incurred in connection with the Offering;
- all applicable administrative, setup, onboarding, and filing-related fees; and
- all third-party costs and expenses incurred in connection with the Offering.

These amounts are obligations of the Issuer only and do not reduce or otherwise affect investor funds, which will be returned in accordance with Regulation Crowdfunding requirements and applicable escrow or custody arrangements.

Compliance Failures

The Issuer previously conducted a Regulation Crowdfunding offering and was required to file annual reports under Rule 202 of Regulation Crowdfunding. The Issuer filed its Form C-AR for the fiscal year ended December 31, 2025 on August 18, 2026. The Issuer remains responsible for ongoing compliance with Regulation Crowdfunding, including Form C amendments, progress updates, annual reports, website posting, investor notices, and other issuer obligations required by applicable law.

Risk Factors

An investment in the Securities involves a high degree of risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, such authorities have not passed upon the accuracy or adequacy of this Form C.

The SEC does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering materials. These Securities are offered pursuant to an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

Prospective Investors should carefully consider, among other things, the following risk factors before investing:

1. Speculative Investment; Possible Loss of Entire Investment. This Offering is speculative, illiquid, and involves substantial risk. The Issuer may never achieve the inventory, sales, operating, financing, or repayment objectives contemplated at the time of this Offering. Investors may lose all or a substantial portion of their investment.

2. Inventory Financing Risk. The Securities are inventory-financing obligations of Bright Saver, Inc. Proceeds are intended to finance plug-in balcony solar inventory and related working capital. Repayment depends on the Issuer's ability to purchase, import, store, sell, fulfill, and collect proceeds from financed inventory. Delays, cost increases, product issues, weak demand, or collection problems may impair repayment.

3. Nonprofit Operating Risk. The Issuer is a young nonprofit organization. Its activities may depend on a mix of product revenue, membership payments, donations, grants, founder support, and financing. Historical contributions, grants, product revenue, and cash balances may not continue and may not be sufficient to repay the Securities.

4. At-Cost Model Risk. Bright Saver's model includes making products available to members at documented cost rather than through a traditional product-markup model. This may limit gross margin and reduce the cash available to absorb cost increases, operating expenses, inventory losses, shipping disruptions, refunds, product defects, or repayment obligations.

5. Liquidity Risk. The Issuer may rely on existing cash reserves, inventory sales, customer payments, membership revenue, donations, grants, sponsor or founder support, refinancing, or future financing to satisfy its obligations under the Note. Delays in realizing expected cash inflows may impair the Issuer's ability to make interest payments, maintain reserves, or repay principal at maturity.

6. Payment Reserve Account Limitations. The Payment Reserve Account is limited and is expected to cover approximately one scheduled quarterly interest payment. It does not guarantee timely payment of all interest, repayment of principal, or full recovery in a default scenario. Unless expressly stated otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment.

7. Collateral and Proceeds Risk. The Note is expected to be supported by financed Eligible Inventory and identifiable and traceable proceeds from financed inventory. The value of inventory may decline, inventory may be damaged, delayed, lost, defective, returned, recalled, unsaleable, or subject to claims, and proceeds may be difficult to identify or collect. No UCC-1 financing statement is expected to be filed at issuance unless the final Offering Documents establish the applicable secured-party, filing, perfection, and noteholder-benefit structure.

8. Prior Debt and Priority Risk. The Issuer previously conducted a Regulation Crowdfunding note offering. Any existing security interest, lien, payment priority, or collateral arrangement associated with that prior note must be resolved by release, subordination, payoff, or documented nonexistence before Closing to the extent necessary to implement the credit-support structure described in this Form C. If existing obligations or priorities are not resolved as expected, Investor recovery may be impaired.

9. Limited Guaranty Risk. Kevin Chou is expected to provide a limited guaranty capped at the lesser of one-third (1/3) of original funded principal and $100,000. The guaranty will not cover all principal, interest, fees, expenses, or losses. Recovery under the guaranty will depend on the terms of the guaranty, enforceability, available remedies, and the guarantor's financial capacity at the time of enforcement.

10. Supplier and Supply Chain Risk. The Issuer depends on suppliers, manufacturers, logistics providers, warehouses, fulfillment providers, payment processors, and other counterparties. Equipment delays, shortages, defects, shipping disruptions, tariff changes, customs issues, price increases, supplier insolvency, or counterparty nonperformance may adversely affect inventory availability, customer fulfillment, cash flow, and repayment.

11. Product Compliance and Certification Risk. Plug-in solar products may be subject to product-safety, electrical, certification, utility, state, local, building-code, consumer-protection, labeling, import, and other requirements. If products do not satisfy applicable requirements, the Issuer may be unable to sell, ship, install, market, or fulfill inventory in certain jurisdictions, which could impair cash flow and repayment.

12. Regulatory and State-Law Risk. Plug-in balcony solar is an emerging product category in the United States. State laws, utility rules, interconnection requirements, electrical codes, landlord or HOA restrictions, permitting requirements, and consumer-disclosure requirements may limit or delay adoption. Legal or regulatory changes may adversely affect demand, cost, compliance, or fulfillment.

13. Import, Tariff, Customs, and Sourcing Risk. The Issuer may rely on imported components or finished goods. Customs delays, duties, tariffs, forced-labor restrictions, country-of-origin rules, sanctions, shipping disruptions, port congestion, documentation issues, or supplier-certification failures may increase costs, delay inventory, restrict sales, or impair repayment.

14. Customer Demand and Refund Risk. Repayment depends in part on customer and member demand for plug-in solar kits. Demand may be lower than expected, and the Issuer may experience cancellations, refunds, chargebacks, warranty claims, support costs, shipping claims, or customer disputes. These events may reduce proceeds available for repayment.

15. Inventory Obsolescence and Product Change Risk. The financed inventory may become obsolete, impaired, noncompliant, less valuable, or less marketable due to changes in product design, technology, regulations, certifications, supplier availability, warranty support, or customer preferences.

16. Insurance Risk. Insurance may not cover all losses related to inventory, transit, product defects, recalls, customer claims, property damage, cybersecurity, or business interruption. Any uncovered loss could impair the Issuer's liquidity and repayment capacity.

17. Subordination and Future Debt Risk. The Note is not expected to be contractually subordinated at issuance unless expressly stated in this Form C. However, the Issuer may incur future inventory financing, supplier financing, receivables financing, equipment financing, working-capital financing, trade credit, grant-related obligations, or other financing that may affect available cash, inventory, proceeds, reserves, or payment priority. Future financing may reduce the amount available to repay Investors.

18. Bankruptcy and Insolvency Risk. If the Issuer becomes insolvent, enters bankruptcy, becomes subject to receivership, or otherwise experiences financial distress, payments on the Note may be delayed, reduced, restructured, or discharged. Investor rights may become subject to bankruptcy court orders, automatic stay restrictions, priority rules, and other insolvency-law limitations.

19. Change of Control Risk. In the event of a Change of Control, outstanding principal and accrued and unpaid interest under the Note may become due and payable unless the transaction constitutes a Permitted Change of Control or Investors approve alternative treatment. If accelerated obligations become due and the Issuer does not have sufficient liquidity, Investors may experience delay, restructuring, or loss.

20. Key Personnel Risk. The Issuer's success may depend heavily on the efforts, judgment, relationships, and continued service of its founders, executives, board members, employees, and other key personnel. The loss, unavailability, or reduced involvement of key personnel could impair operations, inventory sourcing, fundraising, member engagement, compliance, or repayment.

21. Conflicts of Interest and Related-Party Risk. The Issuer's officers, directors, founders, employees, affiliates, or related parties may have interests that differ from those of Investors. Related-party transactions, reimbursements,

compensation, founder support, guaranty arrangements, or financing decisions may create actual or perceived conflicts of interest.

22. Limited Investor Rights. Investors are creditors and not equity holders. Investors do not receive equity ownership, governance rights, residual upside, voting control over the Issuer's operations, product rights, donation credit, membership benefits, or customer rights, except for limited consent rights expressly described in this Form C. In a default, restructuring, insolvency, or workout, Investor remedies may be limited by the Note, the Payment Waterfall, applicable law, and the practical ability to enforce claims.

23. Crowdfunding Transfer Limitations; Illiquidity. This Offering is made pursuant to Regulation Crowdfunding, which restricts transfers of the Securities during the one-year period following issuance except in limited circumstances permitted by law. Even after that period, there is no public trading market for the Securities, and none is expected to develop. Investors should be prepared to hold the Note until maturity or other resolution.

24. No Assurance of Timely Enforcement. In the event of default, enforcement may require Investor consent, legal proceedings, third-party coordination, expense, and time. Even if Investors possess legal rights, practical enforcement may be delayed, costly, or ineffective.

25. General Economic and Market Risk. General economic conditions, inflation, rising interest rates, recession, supply chain instability, labor shortages, commodity price volatility, changes in consumer spending, and disruptions in capital markets may adversely affect the Issuer, customer demand, inventory costs, and the Issuer's ability to repay the Note.

26. Natural Disaster, Force Majeure, and Casualty Risk. Weather events, fire, flood, earthquake, storm damage, casualty losses, pandemics, labor disruptions, acts of war, terrorism, cyber events, government shutdowns, and other force majeure events may delay procurement, impair operations, damage inventory, increase costs, or reduce repayment capacity.

27. Cybersecurity and Data Risk. The Issuer and its service providers may rely on digital systems, financial systems, e-commerce platforms, customer databases, product data, and third-party software platforms. Cyberattacks, data breaches, ransomware events, system failures, and technology disruptions may impair operations, delay payments, expose the Issuer to liability, or increase costs.

28. Forward-Looking Statement Risk. This Form C includes forward-looking statements regarding the Issuer's plans, inventory model, customer demand, offering proceeds, collateral support, payment reserve, guaranty, and repayment expectations. Actual results may differ materially from those statements, and Investors should not rely on projections or expectations as guarantees of future performance.

Exhibit A – Promissory Note

(*The Promissory Note is incorporated by reference into the Form C and governs investors' rights and obligations.)*

Exhibit B – Term Sheet

(*The Term Sheet is incorporated by reference into the Form C and describes material terms and conditions.)*

Appendix 1 – Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Issuer is conducting this Offering through Climatize Earth Securities LLC ("Climatize"), an SEC-registered funding portal and member of FINRA, in accordance with Regulation Crowdfunding. Securities will be issued and delivered electronically through the platform and related recordkeeping systems used for the Offering.

Remuneration for Climatize

Climatize will receive compensation from the Issuer in connection with this Offering as follows:

- an Origination Fee equal to 5.50% of the gross Offering Amount raised, payable to Climatize at Closing; and
- a Servicing Fee equal to 0.50% per annum of the original principal amount for the scheduled twenty-four (24) month term, or 1.00% in aggregate, deducted in full from gross proceeds and fully earned and nonrefundable at Closing.

The Issuer may also be responsible for additional filing fees, administrative fees, setup fees, and third-party costs and expenses associated with the Offering as further described in this Form C.

Investing Process

To invest in the Offering, an Investor must open an account with Climatize and complete identity verification, know-your-customer ("KYC"), anti-money laundering ("AML"), and other compliance procedures required by law or platform policy. These procedures are performed as part of the investment process.

Investors must be at least eighteen (18) years of age to invest. Climatize will collect certain personal information from Investors in order to satisfy legal, regulatory, and compliance requirements. Non-U.S. persons or residents of certain jurisdictions may be restricted from participating in the Offering based on applicable law or platform policy.

Investor funds will be held in escrow or other compliant transaction accounts established for the Offering through the applicable third-party financial institution and related service providers designated for the Offering.

Additional information is available at: https://www.climatize.earth/educational-materials/.

Progress during an Offering

Climatize will display information regarding Offering progress and status on the Offering Page for the Offering. Investors may also be able to submit questions to the Issuer through the communication tools made available on the platform.

Climatize may provide notifications by email or through the platform regarding investment commitments, material changes, Offering status, and other matters relating to the Offering.

Target Offering Amount and Maximum Offering Amount

The Issuer has established a Target Offering Amount of $150,000 and a Maximum Offering Amount of $300,000 for this Offering.

If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the Offering deadline, the Offering will be canceled, no Securities will be issued, investor funds will be returned without interest or deduction, and the Issuer will not receive any Offering proceeds.

If the Issuer receives commitments up to the Maximum Offering Amount, no additional commitments will be accepted unless the Offering is amended in accordance with applicable law.

Cancellation Rights

Investors may cancel an investment commitment for any reason until forty-eight (48) hours prior to the Offering deadline.

If there is a material change to the Offering or the Issuer, Investors who have made investment commitments will be notified of the material change and will be required to reconfirm their investment commitment within the period

required by applicable law. If an Investor does not timely reconfirm after a material change, that Investor's commitment will be canceled and any funds previously debited will be returned without interest or deduction.

If the Target Offering Amount is not met by the Offering deadline, the Offering will be canceled, all investor funds will be returned, and no Securities will be issued.

Investment cancellations and reconfirmations must be submitted through the Investor's Climatize account or through such other processes as Climatize may designate for the Offering. To cancel:

1. Go to your Home Page on the Climatize platform.
2. Find the project in the "My Projects" list.
3. Click on the project, view your investment amount, and select "Cancel Investment".
4. Once canceled, any refund will be processed through the applicable escrow, custody, payment, or platform provider in accordance with Regulation Crowdfunding and platform procedures.

If assistance is needed, please contact Climatize at: support@climatize.earth.

Early Closing

If the Issuer reaches the Target Offering Amount and otherwise satisfies the conditions for an early closing under Regulation Crowdfunding and platform procedures, the Issuer may elect to close the Offering before the original Offering deadline.

Any early closing will occur only after the Offering has remained open for at least twenty-one (21) days and only after Investors have been provided the notice required by applicable law. Such notice will include the anticipated early closing date, the Investor's right to cancel the investment commitment until forty-eight (48) hours before the early closing date, and any other information required under Regulation Crowdfunding.

Material Changes

If a material change occurs with respect to the Offering or the Issuer during the course of the Offering, Investors with existing commitments will receive notice of the material change and will be required to reconfirm their investment commitments within the period required by applicable law.

If an Investor does not timely reconfirm following a material change, the investment commitment will be canceled automatically and any previously debited funds will be returned without interest or deduction.

Oversubscribed

If investor commitments exceed the Target Offering Amount and the Offering remains open, the Issuer may continue to accept commitments up to the Maximum Offering Amount.

If investor commitments exceed the Maximum Offering Amount, the Issuer will allocate accepted investment commitments in the manner described in this Form C and on the Offering Page, which may include first-come, first-served allocation, pro rata scaling, priority treatment, or another disclosed allocation methodology.

The Issuer is not obligated to accept commitments in excess of the Maximum Offering Amount.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities offered hereby generally may not be transferred by any purchaser during the one-year period beginning on the date the Securities were issued unless the Securities are transferred:

1. to the Issuer;
2. to an accredited investor;
3. as part of an offering registered with the SEC;
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a family member of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance; or
5. as otherwise permitted by Regulation Crowdfunding or other applicable law.

Transfers After the One-Year Restricted Period

After the expiration of the applicable one-year restricted period, transfers of the Securities will remain subject to applicable securities laws, the terms of the Securities, the procedures established by the Issuer and Climatize for recognizing transfers, and any transfer conditions expressly described in this Form C and the related Offering Documents.

The Issuer may require reasonable evidence that any proposed transfer complies with applicable law and the terms of the Offering before recognizing such transfer on its books and records.

Appendix 2 – Illustrative Loan Repayment Schedule

This Appendix provides illustrative repayment schedules for the Note based on the Target Offering Amount and Maximum Offering Amount set forth in this Form C.

These schedules are provided for informational and illustrative purposes only and are intended to demonstrate the general timing and magnitude of expected payments under the Note.

The schedules presented herein are based on the following simplifying assumptions:

- the full applicable Offering Amount, either Target or Maximum, is raised and funded in a single Closing;
- all Investors have the same Funding Date, Conversion Date, scheduled payment dates, and Maturity / Final Payment Date;
- the projected Funding Date is December 16, 2026;
- the Conversion Date and first scheduled payment date are January 1, 2027;
- the scheduled twenty-four (24) month term begins on the Conversion Date and excludes the Initial Stub Period;
- interest accrues on a simple, non-compounding basis at the stated Interest Rate;
- interest is calculated on an Actual/365 day-count basis;
- scheduled quarterly interest payments are equalized for illustrative purposes, subject to final Actual/365 reconciliation; and
- no prepayments, defaults, or modifications occur during the term of the Note.

Actual payments may differ materially from the schedules presented herein due to, among other factors:

- the actual Funding Date, Conversion Date, and length of the Initial Stub Period;
- the scheduled term beginning on the Conversion Date and excluding the Initial Stub Period;
- Actual/365 day-count interest accrual methodology;
- variations in the number of days per accrual period;
- prepayments, defaults, or other changes to the Note; and
- rounding.

In the event of any inconsistency between this Appendix, the Note, the Term Sheet, or this Form C, the Note and this Form C shall control in accordance with their respective terms.

1. Illustrative Offering Economics

Metric	Target	Maximum
Gross Proceeds	$150,000.00	$300,000.00
Interest Rate	9.50%	9.50%
Scheduled Term	24 months from Conversion Date	24 months from Conversion Date
Projected Funding Date	December 16, 2026	December 16, 2026
Conversion Date and First Payment Date	January 1, 2027	January 1, 2027
Maturity / Final Payment Date	January 1, 2029	January 1, 2029
Initial Stub Period	December 16, 2026 - December 31, 2026	December 16, 2026 - December 31, 2026
Regular Quarterly Interest Payment	$3,562.50	$7,125.00
Total Interest (Actual/365, illustrative)	$29,163.70	$58,327.40
Total Principal Paid	$150,000.00	$300,000.00
Total Cash Payments	$179,163.70	$358,327.40

2. Use of Proceeds & Fee Structure (Illustrative)

Item	Target ($)	Maximum ($)
Gross Proceeds	$150,000.00	$300,000.00

Origination Fee (5.50%)	$8,250.00	$16,500.00
Servicing Fee (1.00% aggregate; deducted and earned at Closing)	$1,500.00	$3,000.00
Estimated Third-Party Fees and Expenses	$1,725.00	$1,725.00
Payment Reserve (one scheduled quarterly interest payment)	$3,562.50	$7,125.00
Net Proceeds to Issuer	$134,962.50	$271,650.00

3. Illustrative Payment Schedule

Payment Period	Target ($)	Maximum ($)
Initial Stub Interest (projected)	$624.66	$1,249.32
Regular Quarterly Interest	$3,562.50	$7,125.00
Final Payment - Adjusted Interest + Principal	$153,601.54	$307,203.08

The illustrative payment schedule assumes a projected Funding Date of December 16, 2026 and an Initial Stub Period beginning on December 16, 2026 and ending on December 31, 2026. The scheduled twenty-four (24) month term begins on the January 1, 2027 Conversion Date and excludes the Initial Stub Period. The first payment on January 1, 2027 is expected to consist of accrued Initial Stub Period interest. Subsequent scheduled quarterly interest payments are expected to be substantially equal, with any Actual/365 reconciliation amount payable at maturity or earlier repayment.

4. Per-Investor Example - Illustrative Investor Example ($10,000 Investment)

Metric	Amount ($)
Investment Amount	$10,000.00
Initial Stub Interest	$41.64
Regular Quarterly Interest	$237.50
Final Payment	$10,240.10
Total Interest Earned	$1,944.25
Total Cash Received	$11,944.25

Appendix 3 – Financial Statements

Bright Saver Inc.

Financial Statements

Years Ended December 31, 2025 and 2024

Bright Saver Inc.
Index
December 31, 2025 and 2024

Page(s)

SHAZAIB ABBASI, CPA

CERTIFIED PUBLIC ACCOUNTANT

101 Bar Harbour Rd, Schaumburg, IL, 60193 – 773-230-0099

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Management of
Bright Saver, Inc.
Oakland, California

I have reviewed the accompanying financial statements of Bright Saver, Inc. (a Delaware nonprofit corporation), which comprise the statements of financial position as of December 31, 2025 and 2024, and the related statements of activities and cash flows for the year ended December 31, 2025 and for the period from November 22, 2024 (inception) to December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of Bright Saver, Inc. and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements related to my reviews.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Shazaib Abbasi, CPA
License number:
August 13, 2026

Bright Saver Inc.
Statement of Financial Position
As at December 31, 2025 and 2024

	2025	2024
ASSETS		
Current assets		
Cash	571,899	100
Receivable from payment processors	8,859	-
Other receivables, net of allowance for credit losses of $10,240 (Note 6)	-	-
Inventory	117,311	-
Total current assets	**698,069**	**100**
Security deposits	1,706	-
Total assets	**699,775**	**100**
LIABILITIES AND NET ASSETS		
Current liabilities		
Credit card payable	9,382	-
Accrued expenses and reimbursements payable	19,340	-
Sales tax payable	16,864	-
Contract liabilities - unfulfilled orders and deposits	38,616	-
Total current liabilities	**84,202**	**-**
Notes payable, net (Note 8)	364,685	-
Total liabilities	**448,887**	**-**
Net assets without donor restrictions	250,888	100
Total liabilities and net assets	**699,775**	**100**

Bright Saver Inc.
Statement of Activities
Year Ended December 31, 2025 and 2024

	2025	Nov 22 - Dec 31, 2024
Revenues and support:		
Contributions and grants	506,375	100
Product and delivery revenue, net of discounts	345,638	-
Other income	608	-
Total revenues and support	**852,621**	**100**
Expenses:		
Cost of products sold	196,128	-
Personnel	97,043	-
Professional fees	198,994	-
Grants to other organizations	25,000	-
Occupancy	9,723	-
Interest	7,981	-
Credit Losses (Note 6)	10,240	-
Other operating expenses	56,724	-
Total expenses (Note 11)	**601,833**	**-**
Change in net assets	**250,788**	**100**
Net assets at beginning of period	100	-

The accompanying notes are an integral part of the financial statements.

Bright Saver Inc.
Statements of Cash Flows
Years Ended December 31, 2025 and 2024

	2025	Nov 22 - Dec 31, 2024
Cash flows from operating activities:		
Change in net assets	261,028	100
Changes in operating assets and liabilities:		
Receivable from payment processors	(8,859)	-
Other receivables	(10,240)	-
Inventory	(117,311)	-
Security deposits	(1,706)	-
Credit card payable	9,382	-
Accrued expenses and reimbursements payable	19,340	-
Sales tax payable	16,864	-
Contract liabilities - unfulfilled orders and deposits	38,616	-
Net cash provided by operating activities	**207,114**	**100**
Cash flows from financing activities:		
Proceeds from notes payable to related parties	250,000	-
Proceeds from Regulation Crowdfunding notes, net of issuance costs of $9,315	114,685	-
Net cash provided by financing activities	**364,685**	**-**
Net increase in cash	**571,799**	**100**
Cash at beginning of period	100	-
Cash at end of period	**571,899**	**100**
Supplemental disclosure: cash paid for interest	7,981	-

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bright Saver, Inc. (the "Organization") is a nonstock, nonprofit corporation incorporated in the State of Delaware on November 22, 2024 and is exempt from federal income tax under Section 501(c)(3) of the Internal Revenue Code. The Organization's mission is to accelerate the adoption of plug-in ("balcony") solar in the United States. It pursues this mission by advocating for changes to state legislation to permit plug-in solar, by public education, and by supplying plug-in solar kits and related equipment to households, including, from 2026, at-cost pricing under an annual membership program (Note 13). The Organization operates from a leased warehouse in Richmond, California, and sells principally to consumers in California through its online storefront. Operations are funded by contributions and grants, program-related product sales, and borrowings.

The Organization was incorporated in late 2024 and its only activity during the period from incorporation through December 31, 2024 was the receipt of a $100 founder contribution. Substantially all activity presented in these financial statements occurred during the year ended December 31, 2025.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") applicable to not-for-profit entities, principally FASB ASC 958, Not-for-Profit Entities. Net assets and revenues are classified based on the existence or absence of donor-imposed restrictions as net assets without donor restrictions and net assets with donor restrictions. At December 31, 2025 and 2024, all net assets were without donor restrictions.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash consists of demand deposits held through Mercury, a financial technology company. Deposits are held by Choice Financial Group and Column N.A., Members FDIC, and are swept across Choice Financial Group's network program banks. The Organization considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Receivables and allowance for credit losses

Sales settle through the Wix and HubSpot platforms and are remitted to the operating bank account net of processing fees. Amounts collected by the processors but not yet remitted at the reporting date are carried as a receivable from payment processors and amounted to $8,859 at December 31, 2025. Other receivables are carried at the amount management expects to collect, net of an allowance for credit losses established for amounts whose collection is doubtful (Note 6).

Inventory

Inventory consists of solar kits, batteries and related equipment held for sale and is stated at the lower of cost or net realizable value, with cost determined on the first-in, first-out (FIFO) basis. A physical count was taken at the year end.

Revenue recognition

Contributions and grants. Contributions, including grants that are in substance contributions, are recognized when received or when an unconditional promise to give is made, in accordance with ASC 958-605. Conditional contributions are recognized when the conditions on which they depend are substantially met. Contributions are reported as with or without donor restrictions depending on the existence of donor-imposed restrictions. Substantially all contribution revenue for 2025 was received in the form of grants directed to the Organization through Fast Forward, a fiscal sponsor and accelerator for technology nonprofits, and was without donor restrictions. Contribution and grant income for the year ended December 31, 2025 was $506,375 (2024: $100).

Product and delivery revenue. Revenue from the sale of solar equipment and related delivery and installation-support services is recognized in accordance with ASC 606 when control of the goods transfers to the customer, which occurs upon fulfilment (warehouse pick-up or delivery). Customers pay in full at the point of order; amounts received for orders not yet fulfilled at the reporting date are deferred as contract liabilities, presented as unfulfilled orders and deposits (Note 7). Customer discounts are recorded as a reduction of revenue. Product revenue, delivery revenue and discounts for the year ended December 31, 2025 were $349,533, $13,849 and $(17,745), respectively.

Cost of sales

Cost of sales comprises products purchased for resale, merchant processing fees, shipping and delivery costs, and direct contract labor, and totaled $196,128 for the year ended December 31, 2025.

Functional allocation of expenses

The costs of providing program and supporting services have been summarized on a functional basis in Note 11. Expenses that can be identified with a specific function are charged directly to that function. Costs common to multiple functions are allocated on bases determined by management, applied by the Organization’s outsourced accounting firm.

Advertising

Advertising and marketing costs are expensed as incurred and amounted to $6,261 for the year ended December 31, 2025.

Income taxes

The Organization is exempt from federal income tax under Section 501(c)(3) of the Internal Revenue Code and from California franchise tax, and files Form 990 federally and Form 199 in California. Management believes the Organization’s product sales activities are substantially related to its exempt purpose and that no material liability for unrelated business income tax exists. The Organization has evaluated its tax positions and does not believe it has any uncertain tax positions requiring recognition or disclosure. Sales and use tax collected on taxable product sales is remitted to the California Department of Tax and Fee

Administration and is excluded from revenue; the liability for tax collected but not yet remitted was $16,864 at December 31, 2025.

NOTE 3 – LIQUIDITY AND AVAILABILITY OF RESOURCES

The Organization's financial assets available within one year of December 31, 2025 for general expenditure comprise cash of $571,899 and receivable from payment processors of $8,859, totalling $580,758. None of these financial assets are subject to donor restrictions or other limitations on use. The Organization manages liquidity by maintaining its cash in demand deposit accounts and by structuring its borrowings with maturities in 2027 and 2035. As part of its liquidity management, the Organization monitors a rolling cash forecast against expected program, inventory and debt-service requirements.

NOTE 4 – CONCENTRATIONS

The Organization maintains its cash through Mercury, with deposits held at Choice Financial Group and Column N.A. and swept across a network of program banks to extend FDIC insurance coverage. Balances may at times exceed federally insured limits. The Organization has not experienced any losses on its deposits.

The Organization purchases inventory from a small number of equipment suppliers under distribution and resale agreements. Sales are predominantly direct-to-consumer and no single customer accounted for a significant portion of revenue. Contribution revenue is concentrated: four grants received through a single fiscal sponsor comprised approximately 99% of total contributions for 2025, and the largest single grant, of $250,000, represented approximately 49% of total contributions.

NOTE 5 – INVENTORY

Inventory at December 31, 2025 consisted of solar kits, batteries and related components held for resale of $117,311 (2024: $nil). No allowance for obsolete or slow-moving inventory was considered necessary at December 31, 2025.

NOTE 6 – OTHER RECEIVABLES AND CREDIT LOSSES

Other receivables at December 31, 2025 comprise a refund claim of $10,240 against a former equipment supplier for goods returned during 2025. The supplier confirmed the refund amount in writing in December 2025; however, the amount remained unpaid at the date these financial statements were available to be issued and management no longer expects to collect it. Accordingly, an allowance for credit losses of $10,240 has been recognized, reducing the carrying amount of the receivable to $nil, and a corresponding credit loss of $10,240 is included in expenses in the statement of activities. Any amount subsequently recovered will be recognized as income in the period of recovery.

NOTE 7 – CONTRACT LIABILITIES – UNFULFILLED ORDERS AND DEPOSITS

Contract liabilities represent payments received from customers for equipment orders that had not been fulfilled at the reporting date. The balance at December 31, 2025 was $38,616 (2024: $nil). Substantially all of the balance was recognized as revenue in January and February 2026 as the related orders were fulfilled.

NOTE 8 – NOTES PAYABLE

Notes payable at December 31, 2025 consisted of the following:

	2025	2024
Promissory notes payable to related parties, non-interest bearing (8% upon default), unsecured, due December 31, 2035 and April 30, 2035	$ 250,000	$ –
Regulation Crowdfunding notes (Climatize offering), interest at 12.75% per annum payable quarterly, unsecured, principal due at maturity in September 2027	114,685	–
Total notes payable	**$ 364,685**	**$ –**

The related-party notes of $150,000 (dated January 2025) and $100,000 (dated April 2025) are payable to Kevin Chou, a director and the President of the Organization, and Connie Chen, his spouse. The notes bear no interest, are prepayable without penalty, and bear default interest at 8% per annum. The notes were repaid in full during 2026 (Note 13).

During 2025 the Organization completed a Regulation Crowdfunding offering of promissory notes through the Climatize funding portal with a face amount of $124,000. Net proceeds of $114,685 were received in July 2025 after offering costs of $9,315 retained at closing. The notes bear interest at 12.75% per annum, payable quarterly, with principal due at maturity in September 2027. Debt issuance costs are presented as a direct deduction from the carrying amount of the notes; amortization of these costs to interest expense from the closing date to December 31, 2025 was not recorded as the amount is immaterial.

Interest expense for the year ended December 31, 2025 totalled $7,981, all of which relates to the Regulation Crowdfunding notes. Aggregate principal maturities are $124,000 (face amount) in 2027 and $250,000 in 2035, before the effect of the 2026 repayment of the related-party notes described in Note 13.

NOTE 9 – RELATED PARTY TRANSACTIONS

In addition to the related-party notes described in Note 8, related party activity during the year ended December 31, 2025 comprised: compensation paid to Kevin Chou (President) and Rupert Mayer (Treasurer and Secretary) as employees; consulting fees of $35,000 paid to Steamer Lane Ventures, a single-member limited liability company of Rupert Mayer, for services rendered prior to his employment; donations received from Phillip Hyun, a director; and the $100 founder contribution received from Kevin Chou in December 2024. Accrued expenses and reimbursements payable at December 31, 2025 include $1,760 of expense reimbursements due to Rupert Mayer.

Because the related-party notes are non-interest bearing, the Organization receives the benefit of below-market financing from a related party. Management has concluded that the value of this benefit is not material to the financial statements and accordingly no inherent contribution has been recognized in respect of the interest-free element.

NOTE 10 – NET ASSETS

Net assets without donor restrictions were $250,888 at December 31, 2025 and $100 at December 31, 2024, and are available for the general operations of the Organization. There were no net assets with donor restrictions at either date, and no board-designated net assets.

NOTE 11 – FUNCTIONAL EXPENSES

The financial statements report certain categories of expenses that are attributable to more than one program or supporting function. Expenses directly identifiable with a function are charged to that function; costs benefiting more than one function, principally personnel, professional fees and general operating costs, are allocated among the functions on the basis of estimates of time and effort, consistent with the allocation prepared for the Organization's Form 990. Expenses by natural and functional classification for the year ended December 31, 2025 were:

	Program services	Management and general	Fundraising	Total
Cost of products sold	$ 196,128	$ –	$ –	$ 196,128
Personnel	78,943	3,105	14,995	97,043
Professional fees	154,420	21,372	23,202	198,994
Grants to other organizations	25,000	–	–	25,000
Occupancy	9,723	–	–	9,723
Interest	–	7,981	–	7,981
Credit losses	10,240	–	–	10,240
Other operating expenses	45,672	1,389	9,663	56,724
Total expenses	**$ 520,126**	**$ 33,847**	**$ 47,860**	**$ 601,833**

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Organization occupies warehouse space in Richmond, California under a license agreement entered into in August 2025 and rents storage space under a month-to-month arrangement. These arrangements are short-term in nature and, accordingly, no right-of-use assets or lease liabilities have been recognized under ASC 842. Rent expense for the year ended December 31, 2025 was $9,723. In 2026 the Organization entered into a lease for office premises in Oakland, California (Note 13).

NOTE 13 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 13, 2026, the date the financial statements were available to be issued. During 2026: (a) the related-party promissory notes of $250,000 were repaid in full; (b) the Organization entered into a lease for office premises at The Loom, Oakland, California; (c) the Organization executed new supplier and fulfilment agreements, including with Hoymiles, Commerce3PL and Anker SOLIX; (d) the Organization changed its mailing address and filed IRS Form 8822-B; and (e) in July 2026 the Organization launched its annual membership program, under which members pay dues of $29 per year and purchase equipment at cost. No other events requiring recognition or disclosure were identified.

Appendix 4 – Material Information





Goal

This offering finances the solar inventory that goes into Bright Saver's balcony solar kits. We buy those in container quantities and sell the finished kits to our members at documented cost. Our organization is funded by a $29 annual membership and philanthropy, not by product markup. What this model needs is working capital. Our suppliers typically require a deposit at order and the balance before shipment, and the cycle from purchase order to warehouse delivery currently runs close to four months. Proceeds from this offering bridge that gap on a revolving basis, secured by the financed inventory itself. Your investment stocks the shelves of a nonprofit that hands every dollar of hardware savings straight to the households plugging the panel in.




Oakland, CA

Bright Saver
Bright Saver is a 501(c)(3) nonprofit reshaping clean energy markets for everyday consumers. Plug-in balcony solar is common in Europe, but outdated rules kept it out of most U.S. homes. We make kits ultra-affordable for members and organize them into a policy force pushing states to legalize it, proven in 11 states with bills in 35. Next: the same for batteries, heat pumps, and clean-energy financing. Our team: former tech entrepreneurs and operators who built and scaled companies.

Team Members


Kevin Chou
Chairman of the Board


Cora Stryker
President


Rupert Mayer
Treasurer

Project Id: 00061

Loan Type: INTEREST_ONLY

Payment Cadence: QUARTERLY

Interest: 9.5%

Term: 24 months

Goal: $ 300000

Investors: 0

Minimum Goal: $ 150000

Funded: $ 0

Project Timeline

Cancellation	12/14/2026, 11:59:00 PM
Funding	12/16/2026, 11:59:00 PM
Term Conversion (distributions start)	1/1/2027, 11:59:00 PM
Maturity (distributions end)	1/1/2029, 11:59:00 PM

(all times are local)

Financial Details

This is a fixed-interest promissory note with a 9.50% annual interest rate, paid quarterly over a 2-year term. The note is expected to be contractually supported by the financed inventory and its identifiable, traceable proceeds, plus a limited guaranty from the issuer's Chairman of the Board, capped at the lesser of one-third of the original funded principal or $100,000.

Financial Documents

Form C
Balcony Solar for America

Payment Schedule

Payment #	Payment Date	Amount	Principal	Interest	Remaining Balance
1	1/1/2027	$624.66	$0.00	$624.66	$150000.00
2	4/1/2027	$3,562.50	$0.00	$3,562.50	$150000.00
3	7/1/2027	$3,562.50	$0.00	$3,562.50	$150000.00
4	10/1/2027	$3,562.50	$0.00	$3,562.50	$150000.00
5	1/1/2028	$3,562.50	$0.00	$3,562.50	$150000.00
6	4/1/2028	$3,562.50	$0.00	$3,562.50	$150000.00
7	7/1/2028	$3,562.50	$0.00	$3,562.50	$150000.00
8	10/1/2028	$3,562.50	$0.00	$3,562.50	$150000.00
9	1/1/2029	$153562.50	$150000.00	$3,562.50	$0.00

Impact Statement (shown in welcome email)

Bright Saver is a nonprofit selling plug-in solar kits to its members at cost and organizing those members into the force changing the laws that kept this technology out of America. We proved the demand. Now we need the inventory.